March 1, 2011	EXHIBIT 99.1

Central Fund of Canada Limited (Symbols: NYSE Amex - CEF, TORONTO - CEF.A) has today released selected comparative financial information relating to net assets and results of operations for the three months ended January 31, 2011.

CENTRAL FUND OF CANADA LIMITED
Statements of Net Assets
(expressed in U.S. dollars, unaudited)

	January 31	October 31
	2011	2010

Net assets:
Gold bullion, at market, average cost $1,082,841,134	$1,996,118,990	2,025,827,619
Silver bullion, at market, average cost $897,877,881	2,087,052,611	1,802,010,110
Cash	77,180,962	82,321,725
Short-term deposits	399,120	588,900
Prepaid bullion insurance	31,250	62,500
Interest receivable and other	57,315	62,216
	4,160,840,248	3,910,873,070
Accrued liabilities	(2,009,817)	(1,724,552)
Dividends payable	-	(2,382,827)
Net assets representing shareholders’ equity	$4,158,830,431	3,906,765,691

Represented by:
Capital stock
Class A shares issued: 238,282,713	$2,074,326,530	2,074,326,530
Common shares issued: 40,000	19,458	19,458
	2,074,345,988	2,074,345,988
Retained earnings inclusive of unrealized appreciation of holdings	2,084,484,443	1,832,419,703
	$4,158,830,431	3,906,765,691

Net asset value per share:
Class A shares	$17.45	16.39
Common shares	$14.45	13.39
Exchange rate: U.S. $1.00 = Cdn.	$1.0022	1.0188

Net asset value per share expressed in Canadian dollars:
Class A shares	$17.49	16,70
Common shares	$14.48	13.65

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian GAAP included in its 2010 Annual Report and accompanying Management’s Discussion and Analysis.

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company.  Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Net assets increased by $252.1 million during the three months ended January 31, 2011 primarily as a result of a 15.8% increase in the price of silver.  The price of gold fell 1.5% during this same period.

CENTRAL FUND OF CANADA LIMITED
Statements of Income
(expressed in U.S. dollars, unaudited)

	Three months ended January 31
	2011	2010
Income:
Interest	$56,146	16,848
Change in unrealized appreciation of holdings	255,345,124	20,676,537
	255,401,270	20,693,385
Expenses:
Administration fees	1,924,136	1,312,745
Safekeeping, insurance and bank charges	1,156,280	609,042
Shareholder information	67,674	47,361
Directors’ fees and expenses	46,172	46,337
Legal fees	44,063	12,209
Accounting fees	43,819	40,448
Stock exchange fees	37,419	31,822
Registrar and transfer agent fees	16,967	12,132
Total expenses	3,336,530	2,112,096

Net income inclusive of the change in unrealized appreciation of holdings	$252,064,740	18,581,289
Net income per share:
Class A shares	$1.06	0.09
Common shares	$1.05	0.08

Net income (inclusive of the change in unrealized appreciation of holdings) for the three months ended January 31, 2011 was $252.1 million compared to $18.6 million for the comparative period in 2010.  Virtually all of the net income was due to the change in the unrealized appreciation of silver.  Interest income increased compared to the comparable quarter in 2010 as interest rates on interest-bearing cash deposits were higher.  Certain expenses, such as administration fees which are scaled, have varied in proportion to net asset levels or, in the case of stock exchange fees, with market capitalization based on the number of Class A shares issued.  Administration fees, which are calculated monthly based on net assets at each month-end, increased during the three month period ended January 31, 2011 to $1.9 million, from $1.3 million for the comparative period in 2010, as a direct result of the higher level of net assets under administration.

Expenses as a percentage of average month-end net assets for the three month periods ended January 31, 2011 and 2010 remained unchanged at 0.08%.  For the twelve month period ended January 31, 2011, the expense ratio was 0.31% compared to 0.32% for the twelve month period ended January 31, 2010.

Central Fund of Canada Limited is a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not speculate in gold and silver prices.  At January 31, 2011, the Class A shares of Central Fund were backed 98.2% by gold and silver bullion and may be purchased or sold with ease on either the NYSE Amex (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:
J.C. Stefan Spicer, President & CEO
Email: info@centralfund.com
Website: www.centralfund.com
Telephone: 905-648-7878